FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated November 17, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: November 17, 2005	By:	/s/ R.K. Saxena

Name: Title:	R.K. Saxena Assistant General Manager

Item 1

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	November 17, 2005

US GAAP accounts – six-month period ended September 30, 2005

Pursuant to the listing of its American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE), ICICI Bank Limited (NYSE: IBN) annually publishes US GAAP financial statements. As part of the process for its proposed ADS offering, ICICI Bank has prepared US GAAP accounts for the six-month period ended September 30, 2005 (H1-2006). These condensed consolidated financial statements have been reviewed by KPMG.

The net income as per US GAAP for H1-2006 was Rs. 773 crore (US$ 176 million) compared to a net income of Rs. 278 crore (US$ 63 million) for the six-month period ended September 30, 2004 (H1-2005). ICICI Bank’s stockholders’ equity at September 30, 2005 as per US GAAP was Rs. 13,112 crore (US$ 2.98 billion).

As stated in the Bank’s earlier press releases dated April 25, 2003, June 28, 2003, May 22, 2004, March 11, 2005 and April 30, 2005, there are significant differences in the basis of accounting between US GAAP and Indian GAAP. In the merger of erstwhile ICICI Limited (ICICI) with ICICI Bank, the Bank was the legal acquirer. Under Indian GAAP, the Bank is the accounting acquirer. Under US GAAP, ICICI is deemed to have acquired ICICI Bank. Therefore, the financial statements under US GAAP and Indian GAAP for the Bank are not comparable and these differences are expected to continue in future years. ICICI’s assets were fair valued while accounting for the merger under Indian GAAP. The primary impact of the fair valuation was the creation of additional provisions against ICICI’s loan and investment portfolio, reflected in the Indian GAAP balance sheet at March 31, 2002. Under US GAAP, ICICI Bank’s assets were fair valued while accounting for the merger. There is also a difference in the basis of computation of provision for restructured loans under US GAAP, which discounts expected cash flows at contracted interest rates, unlike Indian GAAP, under which current interest rates are used.

The ADS offering is part of the Bank’s proposed capital raising exercise comprising a public issue of shares in India and the ADS offering in the United States. While the registration statement filed by the Bank with the United States Securities and Exchange Commission seeks to register up to 118.4 million equity shares as an enabling measure, the final sizes of the Indian offering and the ADS offering respectively will be determined prior to the filing of the Bank’s red herring prospectus with the Registrar of Companies in India, and will take into account foreign ownership restrictions and regulatory approvals.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

1 crore = 10.0 million
1US$ = Rs. 43.94

The statement that we expect the differences between US GAAP and Indian GAAP to continue in future years is a forward-looking statement based upon our assessment of the current differences between the two systems. This statement is subject to a number of risks and uncertainties and other factors that could cause the situation to differ materially from our current assessment. These include possible changes in either Indian or US GAAP, changes in accounting policies or practices and changes in ICICI Bank’s business or structure as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

A registration statement relating to an offering in the United States of our American Depositary Shares, representing our Equity Shares, has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The information contained in this press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained, when available, from Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom, Morgan Stanley, Cabot Square, Canary Wharf, London E14 4UA, United Kingdom or Nomura International (Hong Kong) Limited, 30/F, Two International Finance Center, 8 Finance Street, Central, Hong Kong.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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